UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(b) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-15156
Telekom Austria AG

(Exact name of registrant as specified in its charter)
Lassallestrasse 9, 1020 Vienna, Austria, +43 59 0 59 1 0

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value
American Depositary Shares (as evidenced by American Depositary Receipts), each representing two shares of Common Stock

(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☑	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐

(for debt securities)		(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
     Telekom Austria AG. (the “Company”) first incurred the duty to file reports under Section 13(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), on November 24, 2000.
     For the 12 months preceding the filing of this Form 15F, the Company has filed and submitted all reports required under Section 13(a) of the Exchange Act. The Company has filed at least one annual report on Form 20-F under Section 13(a).
Item 2. Recent United States Market Activity
     The Company last sold securities in the United States in an offering registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), on November 24, 2000, pursuant to a registration statement on Form F-1.
Item 3. Foreign Listing and Primary Trading Market
     The Company’s common stock has been listed on the Vienna Stock Exchange (the “ATX”), based in Vienna, Austria, since November 24, 2000. The ATX constitutes the primary trading market for the Company’s common stock.
     In addition, from November 24, 2000 until May 17, 2007, American Depositary Shares (in the form of American Depositary Receipts), each of which represents two shares of the Company’s common stock (“ADSs”), were listed and traded on the New York Stock Exchange under the symbol “TKA”. In May 2007, the Company voluntarily applied for delisting of its ADSs from the New York Stock Exchange. The delisting became effective before the opening of market on May 17, 2007.
     From May 18, 2006 until May 17, 2007, the average daily trading volume in the Company’s common stock on VSE represented 99,5% % of the combined average tarding volume on the VSE and US of the worldwide average daily trading volume in such securities.
     During the same period, trading in the Company’s common stock on the ATX was larger than trading in the ADSs (adjusted to reflect the proportionate number of common stock) in the United States.

Item 4. Comparative Trading Volume Data
     The source of all data (both U.S. and outside U.S.) used in determining average daily trading volumes in this Form 15F are Reuters, Bloomberg, Quarter Flife, wwwadrbny.com.
     On May 17, 2007, the Company’s ADSs and common stock were delisted from the New York Stock Exchange. From May 18, 2006 until May 17, 2007, the average daily trading volume in the Company’s common stock was 7,335 in the United States (representing 3,668 ADSs) and 1,482.089 in Austria. For this period, average daily trading volume in the United States represented 0.49% of the Austrian average daily trading volume.
     The Company maintains a sponsored American depositary receipt facility for its ADSs and has not terminated such facility.
Item 5. Alternative Record Holder Information
     Not applicable.
Item 6. Debt Securities
     Not applicable.
Item 7. Notice Requirement
     The Company published a notice disclosing intent to terminate its duty to file reports under Section 13(a) of the Exchange Act on April 24, 2007 by means of an electronic filing with the Austrian Financial Market’s Authority and distributed by Euro- Adhoc and Bloomberg, Reuters, Dow Jones-VWD. A copy of this notice was furnished with the Securities and Exchange Commission on Form 6-F on April 24, 2007.
Item 8. Prior Form 15 Filers
     Not applicable.
PART II
Item 9. Rule 12g3-2(b) Exemption
     The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on its website: www.telekom.at
PART III
Item 10. Exhibits
     1. Notice of Intent to Terminate Reporting Obligations.

Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Telekom Austria AG has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Telekom Austria AG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: June 5, 2007	By:	/s/ Boris Nemsic
		Name:	Boris Nemsic
		Title:	CEO

	By:	/s/ Johann Tschuden
		Name:	Johann Tschuden
		Title:	CFO

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